02057037

NO ACT
P.E 7-2-02
1-06544

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

September 4, 2002

B. Joseph Alley, Jr.
Arnall Golden Gregory LLP
2800 One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3450

Act	1934
Section	
Rule	14A-8
Public Availability	9/4/2002

Re: Sysco Corporation
Incoming letter dated July 2, 2002

Dear Mr. Alley:

This is in response to your letter dated July 2, 2002 concerning the shareholder proposal submitted to Sysco Corporation by Trinity Health, General Board of Pension and Health Benefits of the United Methodist Church, Marianist Provincial House, As You Sow, Sisters of Mercy Regional Community of Detroit, the Adrian Dominican Sisters, the Dominican Sisters of Hope and Mercy consolidated Assets Management Program. We also have received a letter on the proponents' behalf dated August 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
SEP 13 2002
THOMSON
FINANCIAL

Enclosures

cc: Professor Paul M. Neuhauser
36 Southern Avenue
Rackliff Island
P.O. Box 150
Spruce Head, ME 04859

CR

Arnall Golden Gregory LLP

Direct phone: 404.873.8688
Direct fax: 404.873.8689
E-mail: joseph.alley@agg.com
www.agg.com

July 2, 2002

Via Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th Street, N.W.
Washington, D.C. 20549

Re: Proposal to Report on Genetically Modified Products: Sysco Corporation:-Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, on behalf of our client Sysco Corporation ("SYSCO" or the "Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-sponsored by the General Board of Pension and Health Benefits of the United Methodist Church, Marianist Provincial House, As You Sow, Sisters of Mercy Regional Community of Detroit and Adrian Dominican Sisters (collectively, the "Proponents") by letters dated April 26, 2002, May 15, 2002, May 28, 2002, May 29, 2002, April 17, 2002 and April 30, 2002, respectively. In addition, Dominican Sisters of Hope and Mercy Consolidated Asset Management Program also submitted letters each dated April 28, 2002 to co-sponsor the Proposal.

We request the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials. Attached hereto as Exhibit A are six (6) copies of each of the letters from the Proponents and the Proposal. We are simultaneously providing a copy of this letter to each of the Proponents and to Dominican Sisters of Hope and Mercy Consolidated Asset Program.

The Company would appreciate the Staff's response to its request prior to August 30, 2002, which is the date by which the Company will need to finalize its Proxy Materials in order to meet its current timetable. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on or about September 21, 2002.

1480099v5

The Proposal requests that "Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold under the company's brand names or private labels."

Grounds for Exclusion

I. TWO OF THE CO-SPONSORS OF THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f)(1) SINCE THE CO-SPONSORS DID NOT SUBMIT A WRITTEN STATEMENT FROM THE RECORD HOLDER VERIFYING THAT THE CO-SPONSORS HAVE CONTINUOUSLY HELD THE SECURITIES FOR AT LEAST ONE YEAR.

We have concluded that two of the co-sponsors of the Proposal, The Dominican sisters of Hope and Mercy Consolidated Asset Management Program, should be excluded as co-sponsors.

Each of the co-sponsors must have continuously held at least $2,000 in market value, or 1%, of SYSCO's securities entitled to be voted on the Proposal for at least one year by the date it submitted the Proposal. Neither of the above referenced co-sponsors appear in SYSCO's records as a record owner of SYSCO's common stock. Neither of the letters from each of these co-sponsors meets the standards for proof of eligibility applicable to shares held in "street" name as set forth in Rule 14a-8(b)(2)(i). That subsection requires a written statement from the record holder verifying that, at the time the proposal was submitted, the requisite number of shares had been continuously held for at least one year. Neither letter contained a statement from the record holder verifying proof of ownership. Six copies of each these letters along with the Proposal is attached hereto as Exhibit B.

The letters from each of The Dominican Sisters of Hope and Mercy Consolidated Asset Management Program dated April 28, 2002 state that verification of ownership follows. The Company received each of these letters on April 29, 2002. On May 8, 2002, we sent letters via Federal Express for delivery on May 9, 2002 to each of The Dominican Sisters of Hope and Mercy Consolidated Asset Management Program. The delivery date of these notification letters, May 9, 2002, was within the requisite 14-day response requirement imposed on SYSCO by Rule 14a-8(f)(1). Copies of these notification letters are attached hereto as Exhibit C.

These notification letters (i) explained that The Dominican Sisters of Hope's and Mercy Consolidated Asset Program's submissions of the Proposal were not sufficient to substantiate each co-sponsor's eligibility to submit a proposal, (ii) requested that each of the co-sponsors provide SYSCO with the requisite proof of ownership under Rule 14a-8(b)(2)(i) or (ii), and (iii) advised the co-sponsors that each of its responses needed to be provided to

SYSCO no later than 14 days after their receipt of the our notification letter. To date, we have not received a response from either co-sponsor providing the requisite proof of ownership.

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE IT IS VAGUE AND MISLEADING IN VIOLATION OF RULE 14A-9 OF THE PROXY RULES

In addition, we have concluded that the Proposal and its Supporting Statement be properly omitted from SYSCO's Proxy Materials pursuant to the provisions of Rules 14a-8(i)(3) and 14a-9. The specific reasons why the Company deems omission to be proper and the legal support for such conclusions are discussed below.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ...."

The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See, Philadelphia Electric Company (available July 30, 1992).

The Proposal is vague and misleading in at least the following respects:

1. The caption of the first paragraph of the Supporting Statement, which states that "There are indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment" is misleading and confusing because it is not directly related to the information set forth in the bullet points. The caption speaks to the fact that genetically engineered agricultural products may be harmful to humans, animals or the environment. Other than the first and second to last bullet points however, none of the information in this paragraph relates to the potential harmful effects of genetically engineered agricultural products. The other bullet points relate primarily to uncertainty regarding the impact of genetically engineered products, and to the testing and identification thereof, none of which are indicative of "harm."

2. The first bullet point in the first paragraph of the Supporting Statement is misleading because it speaks broadly about proposed regulations without stating specifically what the regulations are and the stage or timeline of their promulgation. It is not clear whether the "phase out" relates to all uses of antibiotic marker genes or is limited to specific uses, and it is unclear from what they are proposed to be phased out.

3. The second to last bullet in the first paragraph of the Supporting Statement speaks to GE-crops grown for pharmaceutical products, including contraceptive effects. SYSCO does not develop, manufacture or sell pharmaceutical or contraceptive products and the use of the statement in the Supporting Statement could mislead investors about the applicability of such products to SYSCO. In any event, the use of GE-crops for these purposes are irrelevant to SYSCO's business.

4. The last bullet in the first paragraph of the Supporting Statement states that "hundreds of millions of dollars may have been spent" in recalling food. (emphasis added) This statement is very vague in that it is unclear whether any money at all has been spent for such efforts and the magnitude of any expenditures is not disclosed. Unless Proponents can show that hundreds of millions of dollars have been spent, this statement is extremely misleading.

5. The first bullet in the second paragraph of the Supporting Statement implies that all of the larger food retailers in Europe have committed to removing GE-foods from their store brand products. This statement is misleading because it does not identify the retailers in order to verify the accuracy of such statement. We find it difficult to believe that every large food retailer in Europe has taken this position.

6. The fifth bullet in the second paragraph of the Supporting Statement is misleading because it states that PepsiCo's Frito Lay asked farmers for only non-GE corn for their crops. It is not clear whether this was solely a request and whether or not the farmers complied with such request or whether it was mandatory in order for Frito Lay to accept the corn.

7. The sixth bullet in the second paragraph of the Supporting Statement is misleading and confusing because it states that the BioSafety Protocol was signed by over 100 countries, but that after ratification by 50 countries, it will require certain labeling for genetically engineered organisms for food, feed and processing. It is not clear whether or not this Protocol is effective or when it will become effective. It is unclear whether or not, since 100 countries have signed the Protocol, it is now effective. The difference between signing and ratifying, if any, is also unclear.

8. The sixth and eight bullets in the second paragraph of the Supporting Statement are misleading since they are included under the caption titled "Markets for GE-foods are threatened by extensive resistance. The sixth and eighth bullets speak to labeling of products, which has nothing to do with resistance to GE products. Such products are still available but are required to disclose certain information. We believe that this information is misleading to

investors based upon the caption because such statements simply call for labeling of genetically engineered organisms and do not represent "extensive resistance."

9. The last bullet in the second paragraph is vague and imprecise because it states that labeling of GE foods is favored by 70-93% of people surveyed in over a dozen opinion polls in the U.S. We believe that, at a minimum, the Proponents should cite the polls and provide documentation. This statement is misleading in that investors may place undue reliance on the favorable statistics without our ability to verify the accuracy of such statements.

10. Finally, the Supporting Statement is misleading because it provides dates of implementation for some of the information but not for all of it. This is misleading because it implies that all of the information that is not dated is current. All non-current information should be properly dated.

For these reasons, the Proposal is so vague and uncertain that it would mislead SYSCO's shareholders reviewing the Proposal were the Proposal included in the 2002 Proxy Materials. The Proposal uses scare tactics and omits to state many material facts necessary to make the Proposal not misleading. We therefore believe that the Supporting Statement should be revised or otherwise should be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Proxy Rules since it violates Rule 14a-9 thereunder.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if The Dominican Sisters of Hope and Mercy Consolidated Asset Management Program are in fact excluded as co-sponsors of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1) and if the Proposal is, in fact, excluded from the Company's 2002 Proxy Materials under Rule 14A-8(i)(3).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponents of its intention to omit the Proposal from its Proxy Materials.

Arnall
Golden
Gregory LLP

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (404) 873-8688. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your attention to this request.

Sincerely,

B. Joseph Alley, Jr.

Enclosures

cc: Michael Nichols, Esq., Sysco Corporation
Rev. Gordon Judd, CSB, Trinity Health and Sisters of Mercy
Regional Community of Detroit Offices
Vidette Bullock Mixon, General Board of Pension and
Health Benefits of The United Methodist Church
Bro. Steven P. O'Neil, SM, Marianist Provincial House
Michael Passoff, As You Sow
Margaret Weber, Adrian Dominican Sisters

EXHIBIT A

TRINITY HEALTH

27870 Cabot Drive
Novi, MI 48377-2920
ph 248.489.6000

34605 Twelve Mile Road
Farmington Hills, MI 48331-3221
ph 248.489.6000

3575 Moreau Court
South Bend, IN 46628-4320
ph 219.233.8558

www.trinity-health.org

April 26, 2002

Charles H. Cotros, CEO
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

RE: Genetically Engineered Food Products

Dear Mr. Cotros,

I have been asked by Trinity Health to present the following matter for your consideration.

Trinity Health, the third largest Catholic health system in the US, is an active shareholder, writing letters to its companies, entering into dialogue with senior managers, filing shareholder resolutions, and voting its proxies according to guidelines such as those set up by the Interfaith Center on Corporate Responsibility (ICCR). In the recent past, it has been active on such issues as military contracting, equality, and corporate governance.

Trinity Health includes among its primary issues, health and environmental responsibility. It is filing, therefore, on the enclosed shareholder resolution, "Reports on Impacts of Genetically Engineered Food." **It will be the primary proponent of this resolution and will act as liaison between all the co-filers on the Company on this particular issue.**

Trinity Health requests that the resolution be included in the proxy statement for a vote at the next shareholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. In addition, it requests that it be listed as a sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in Sysco Corporation is provided here. Trinity Health has held stock in Sysco Corporation for over twelve months and intends to retain the requisite number of shares through the date of the Annual Meeting. We will be represented at this meeting.

Please address all communication on this matter to my attention at:

Sisters of Mercy Regional Community of Detroit Offices
29000 Eleven Mile Road
Farmington Hills, MI 48336
248-476-8000, ext. 213
248-477-0276 [fax]
<gjuddcsb@aol.com>

Thank you for attending to this matter.

Respectfully,

(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility
Trinity Health

cc: Mr. James H Combes, Chief Financial Officer of Trinity Health
Mr. James Bosscher, Vice President, Treasury, Trinity Health
Interim Program Director for Energy and Environment Issues at *ICCR*
Ms. Margaret Weber, Coalition for Corporate Responsibility of Indiana and Michigan

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

May 15, 2002

Charles H. Cotros, CEO
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

RE: Genetically Engineered Food Products

Dear Mr. Cotros:

The General Board of Pension and Health Benefits of The United Methodist Church administers and invests pension funds in excess of $12 billion for over 66,000 of its active and retired participants. The General Board has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations which have a positive impact on our society. The General Board of Pension and Health Benefits is the beneficial owner of 290,761 shares of common stock of Sysco Corporation.

We are writing to express concern about the marketing of foods that contain genetically engineered organisms and crops, also known as genetically modified organisms (GMOs). There is increasing attention and concern about the genetic modification of food and seed for a variety of reasons including the following: health and safety of consumers, farm workers and local communities, consumer choice and right to know about food ingredients, their long-term ecological impact, and control of genetically engineered seeds by a few large corporations. While we acknowledge that our company has met with shareholders on this matter, we believe that as a leader in the industry, Sysco Corporation is called to a greater response.

Therefore, I am hereby authorized to notify you of our intention to co-file with Trinity Health this resolution for consideration and action by the stockholders at the 2002 Annual Meeting of Sysco Corporation. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board has held a number of Sysco shares, with a value of at least $2,000.00 for at least twelve months prior to the filing of this proposed 2002 shareholder resolution. Proof of the Board's ownership of these shares is enclosed. It our intent to maintain ownership of Sysco stock through the date of the Annual Meeting.

While we recognize that Rev. Gordon Judd is the lead shareholder for this resolution, representatives of the General Board welcome the opportunity for dialogue with management about this matter.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
and Social Concerns

Marianist Provincial House

Province of New York

Office of Justice & Peace

4301 Roland Avenue
Baltimore, Maryland 21210-2793

Phone 410. 366. 1300
Fax 410. 889 5743



May 28, 2002

Mr. Charles H. Cotros, CEO
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Cotros,

I am writing on behalf of the Marianist Brothers and Priests of the New York Province whose legal title is the Marianist Society, Inc. As the enclosed letter of ownership indicates, we were holders of 9,000 shares of SYSCO common stock as of October 2001. We do intend to retain at least a minimum holding in the company until the conclusion of the annual stockholder's meeting.

Through this letter we are notifying the company of our intention to co-file the enclosed resolution for a "Report on Impacts of Genetically Engineered Food" in conjunction with Rev. Gordon Judd, CSB and Trinity Health for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Security and Exchange Commission regulations. We would appreciate your indicating in the proxy statement that we are a co-sponsor of this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

Sincerely,

Bro. Steven P. O'Neil, SM
Assistant Councilor, Peace & Justice

As You Sow
Tel: (415) 391-3212 A Foundation Planting Seeds for Social Change Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

May 29, 2002

Charles H. Costros
Chair and CEO
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077-2099

Dear Mr. Costros:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Mark Squire, a beneficial shareholder of Sysco Corporation stock. Mr. Squire is concerned about Sysco's use of ingredients made from genetically engineered (GE) food and crops; and the ethical, environmental, public health and financial risks associated with these products.

Highlighting our concern is:

- Scientific studies which identify potential environmental and public health risks of GE foods.
- The lack of long-term safety testing of these products and the gaps in regulatory oversight.
- The growing public controversy and backlash over GE food and crops.
- The overwhelming support for labeling of GE products by US consumers and international governments.
- The socio-economic impacts from GE seed patenting and potential food monopolies.
- The company's exposure to unnecessary reputational and financial risks from use of a product that provides no financial or nutritional benefit.

Many companies maintain that only GE seed producers or governmental regulators need to be concerned about these products. Yet the massive recall of StarLink GE corn - which contaminated more than 300 products and may cost a billion dollars in direct costs to companies all along the food commodity chain such as life science companies, farmers, millers, grain elevator operators, distributors, wholesalers, supermarkets, snack food retailers, and restaurants – highlights the need for any company using these products to evaluate the risks associated with GE food.

Sysco products reach millions of Americans each day without proper labeling of their contents. Consumers including children and pregnant mothers are consuming genetically engineered products without their knowledge or consent. We do not believe our company should face responsibility in allowing poorly tested products to reach millions of Americans.

We were deeply discouraged by Mike Nichols decision to terminate what we believed to be a good faith dialogue. Due to the company's refusal to dialogue with shareholders on these important environment, health and safety issues; and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this resolution in conjunction with Trinity Health.

Mr. Squire has asked As You Sow to represent him in this matter, and proof of ownership of shares of common stock is enclosed. Mr. Squire has held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the date of the annual stockholders meeting.

Please forward any correspondence relating to this matter to As You Sow and not Mr. Squire.

Thank you.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Cc: Rev. Gordon Judd, Trinity Health

Rec'd 5/7/02

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

April 30, 2002

MCN

Charles H. Cotros, CEO
SYSCO Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Cotros:

In conjunction with Trinity Health, the Adrian Dominican Sisters, beneficial owners of SYSCO stock, submit the enclosed resolution which asks the Board *to review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004,* for inclusion in the 2002 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Adrian Dominican Sisters are a co-sponsor of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. We have held over $2,000 worth of stock for over a year and will continue to hold shares in the company through the stockholders meeting.

From the perspectives of environmental sciences and acceptance by consumers, genetically engineered food remains the focus of vigorous study and discussion domestically and internationally. Hence we believe the issue is of sufficient importance to SYSCO shareholders.

If you have questions please contact me at 517-266-3521.

Sincerely yours,

Margaret Weber

Margaret Weber
Coordinator of Corporate Responsibility
Adrian Dominican Sisters

cc: Gordon Judd, CSB, Trinity Health
ICCR

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold under the company's brand names or private labels.

Supporting Statement

There are indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- The National Academy of Sciences (NAS) report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report, *The Environmental Effects of Transgenic Plants,* called for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect human health;
- Since fall 2000, hundreds of millions of dollars may have been spent by food companies in recalling food containing GE corn not approved for human consumption;

Markets for GE-foods are threatened by extensive resistance:

- Europe's larger food retailers have committed to removing GE-foods from their store-brand products, as have some U.S. retailers;
- In the UK, McDonald's, Burger King, and KFC exclude GE soy and corn ingredients from their menus;
- McCain Foods of Canada announced it would no longer accept GE-Bt potatoes for their brand-name products (11/99);
- Gerber Products does not allow GE corn or soybeans in their baby foods;
- PepsiCo's Frito Lay asked farmers for only non-GE corn for their corn chips;
- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in over a dozen opinion polls in the U.S.

We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputational risk, competitive advantage, and brand name loyalty in the marketplace.

498 words including title 4.26.02

EXHIBIT B

Dominican Sisters of Hope

April 28, 2002

Charles H. Cotros, CEO
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Cotros:

On behalf of the Dominican Sisters of Hope, I am authorized to notify you, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, of our intention to cosponsor with Trinity Health and the Sisters of Mercy, Regional Community of Detroit as well as other religious institutions associated with the Interfaith Center on Corporate Responsibility, a resolution asking that Sysco review and report certain information about its sales of food products containing genetically engineered ingredients. We are concerned about this issue as evidenced by our participation in the dialogues of the past year or so and are quite surprised that you have decided to terminate them.

A copy of the resolution follows. A hard copy of our letter is being mailed to you.

The Dominican Sisters of Hope are the beneficial owners of 9,800 shares of Sysco stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Sister Valerie Heinonen, osu.

Sister Valerie Heinonen, osu.

Valerie Heinonen
?05 Avenue C? Apt 10E
New York, NY 10009

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD

<u>RESOLVED:</u> Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold under the company's brand names or private labels.

Supporting Statement

There are indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- The National Academy of Sciences (NAS) report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report, *The Environmental Effects of Transgenic Plants*, called for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect human health;
- Since fall 2000, hundreds of millions of dollars may have been spent by food companies in recalling food containing GE corn not approved for human consumption;

Markets for GE-foods are threatened by extensive resistance:

- Europe's larger food retailers have committed to removing GE-foods from their store-brand products, as have some U.S. retailers;
- In the UK, McDonald's, Burger King, and KFC exclude GE soy and corn ingredients from their menus;
- McCain Foods of Canada announced it would no longer accept GE-Bt potatoes for their brand-name products (11/99);
- Gerber Products does not allow GE corn or soybeans in their baby foods;
- PepsiCo's Frito Lay asked farmers for only non-GE corn for their corn chips;
- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in over a dozen opinion polls in the U.S.

We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputational risk, competitive advantage, and brand name loyalty in the marketplace.

<u>498 words including title 4.26.02</u>

Mercy Consolidated Asset Management Program

Valerie Heinonen, o.s.u., Corporate Social Responsibility Consultant
205 AVENUE C, #10E ~ NEW YORK, NY 10009
Phone 212-674-2542 ~ Email heinonenv@juno.com

April 28, 2002

Charles H. Cotros, CEO
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

Dear Mr. Cotros:

On behalf of Mercy Consolidated Asset Management Program, I am authorized to notify you, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, of our intention to cosponsor with Trinity Health and the Sisters of Mercy, Regional Community of Detroit as well as other religious institutions associated with the Interfaith Center on Corporate Responsibility, a resolution asking that Sysco review and report certain information about its sales of food products containing genetically engineered ingredients.

A copy of the resolution follows. A hard copy of our letter is being mailed to you.

Mercy Consolidated Asset Management Program is the beneficial owner of 15,000 shares of Sysco stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Sister Valerie Heinonen, o.s.u.

Sister Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold under the company's brand names or private labels.

Supporting Statement

There are indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- The National Academy of Sciences (NAS) report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report, *The Environmental Effects of Transgenic Plants,* called for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- GE-crops grown for pharmaceutical purposes, including contraceptive effects, may contaminate other crops and soil and adversely effect human health;
- Since fall 2000, hundreds of millions of dollars may have been spent by food companies in recalling food containing GE corn not approved for human consumption;

Markets for GE-foods are threatened by extensive resistance:

- Europe's larger food retailers have committed to removing GE-foods from their store-brand products, as have some U.S. retailers;
- In the UK, McDonald's, Burger King, and KFC exclude GE soy and corn ingredients from their menus;
- McCain Foods of Canada announced it would no longer accept GE-Bt potatoes for their brand-name products (11/99);
- Gerber Products does not allow GE corn or soybeans in their baby foods;
- PepsiCo's Frito Lay asked farmers for only non-GE corn for their corn chips;
- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in over a dozen opinion polls in the U.S.

We urge that this report:

1) Identify the scope of the Company's products that are derived from or contain GE ingredients;
2) Outline a contingency plan for sourcing non-GE ingredients should circumstances so require.

We believe that in undertaking this review, SYSCO addresses issues of financial, legal and reputational risk, competitive advantage, and brand name loyalty in the marketplace.

498 words including title 4.26.02

EXHIBIT C

Arnall Golden Gregory LLP

Direct phone: (404) 873-8688
Direct fax: (404) 873-8689
email: Joe.Alley@agg.com
www.agg.com

May 8, 2002

VIA FEDERAL EXPRESS

Sister Valerie Heinonen, o.s.u.
Dominican Sisters of Hope
205 Avenue C, #10E
New York, NY 10009

Re: Sysco Corporation Shareholder Proposal

Dear Sister Heinonen:

Thank you for Dominican Sisters of Hope's recent submission of a shareholder proposal to Sysco Corporation (the "Company").

Pursuant to Rule 14a-8 of the Securities and Exchange Commission's proxy rules, in order to be eligible to submit a proposal for inclusion in the proxy soliciting material for the Company's 2002 Annual Meeting, a shareholder must be a record or beneficial holder of at least $2,000 in market value of the Company's Common Stock, must have held such stock for at least one year and must continue to own such Common Stock through the date of the 2002 Annual Meeting, which is currently scheduled for September 2002.

In addition, under Rule 14a-8, at the time a proposal is submitted, the shareholder must provide the Company with its name, address, the number of shares held of record or beneficially, the date(s) upon which those shares were acquired, and in the case of shareholders who are not record holders of Common Stock, documentary support from the record holder showing that the shareholder beneficially owns such shares and has owned them for at least one year (e.g., a letter from a bank or broker). Your request did not identify the record holder, did not show the dates upon which the shares were acquired, nor did it provide evidence from the record holder showing documentary support that the shares were beneficially owned by Dominican Sisters of Hope for at least one year.

If you wish to proceed with the request that your shareholder proposal be included in the Company's proxy soliciting materials for its 2002 Annual Meeting, you must submit a request to the Company meeting all of the procedural requirements set forth in Rule 14a-8, specifically providing the documentary support and date of acquisition discussed above. Under Rule 14a-8, a revised request must be submitted to the Company and must be postmarked or transmitted electronically within 14 days after receiving this letter in order for the Company to consider your request.

2800 One Atlantic Center | 1201 West Peachtree Street | Atlanta, GA 30309-3450 | 404.873.8500 | Fax: 404.873.8501 | Macon Office: 478.745.3344

If the Company does not receive a request meeting the requirements of Rule 14a-8 within such time period, it is permitted to exclude your proposal from its proxy soliciting materials.

Please call me at 404-873-8688 if you have any questions regarding this matter.

Sincerely,

B. Joseph Alley, Jr.

cc: Michael C. Nichols, Esq.
Ann F. Gullion, Esq.

Arnall Golden Gregory LLP

Direct phone: (404) 873-8688
Direct fax: (404) 873-8689
email: Joe.Alley@agg.com
www.agg.com

May 8, 2002

VIA FEDERAL EXPRESS

Sister Valerie Heinonen, o.s.u.
Mercy Consolidated Asset Management Program
205 Avenue C, #10E
New York, NY 10009

Re: Sysco Corporation Shareholder Proposal

Dear Sister Heinonen:

Thank you for Mercy Consolidated Asset Management Program's recent submission of a shareholder proposal to Sysco Corporation (the "Company").

Pursuant to Rule 14a-8 of the Securities and Exchange Commission's proxy rules, in order to be eligible to submit a proposal for inclusion in the proxy soliciting material for the Company's 2002 Annual Meeting, a shareholder must be a record or beneficial holder of at least $2,000 in market value of the Company's Common Stock, must have held such stock for at least one year and must continue to own such Common Stock through the date of the 2002 Annual Meeting, which is currently scheduled for September 2002.

In addition, under Rule 14a-8, at the time a proposal is submitted, the shareholder must provide the Company with its name, address, the number of shares held of record or beneficially, the date(s) upon which those shares were acquired, and in the case of shareholders who are not record holders of Common Stock, documentary support from the record holder showing that the shareholder beneficially owns such shares and has owned them for at least one year (e.g., a letter from a bank or broker). Your request did not identify the record holder, did not show the dates upon which the shares were acquired, nor did it provide evidence from the record holder showing documentary support that the shares were beneficially owned by Mercy Consolidated Asset Management Program for at least one year.

If you wish to proceed with the request that your shareholder proposal be included in the Company's proxy soliciting materials for its 2002 Annual Meeting, you must submit a request to the Company meeting all of the procedural requirements set forth in Rule 14a-8, specifically providing the documentary support and date of acquisition discussed above. Under Rule 14a-8, a revised request must be submitted to the Company and must be postmarked or transmitted electronically within 14 days after receiving this letter in order for the Company to consider your request.

2800 One Atlantic Center | 1201 West Peachtree Street | Atlanta, GA 30309-3450 | 404.873.8500 | Fax: 404.873.8501 | Macon Office: 478.745.3344

If the Company does not receive a request meeting the requirements of Rule 14a-8 within such time period, it is permitted to exclude your proposal from its proxy soliciting materials.

Please call me at 404-873-8688 if you have any questions regarding this matter.

Sincerely,

B. Joseph Alley, Jr.

cc: Michael C. Nichols, Esq.
Ann F. Gullion, Esq.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

36 Southern Avenue
Rackliff Island
P.O. Box 150
Spruce Head, ME 04859

Tel: (207) 596-9056 Email: pmneuhauser@aol.com

August 5, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Sysco Corporation

Via fax

Dear Sir/Madam:

I have been asked by Trinity Health, the General Board of Pension and Health Benefits of The United Methodist Church, the Marianist Society, Inc. the Adrian Dominican Sisters and the As You Sow Foundation (on behalf of Mr. Mark Squire), (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Sysco Corporation (hereinafter referred to as "Sysco" or the "Company"), and who have jointly submitted a shareholder proposal to Sysco, to respond to the letter dated July 2, 2002, sent to the Securities & Exchange Commission by Arnall Golden Gregory LLP on behalf of the Company, in which Sysco contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rule 14a-8(i)(3),

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Sysco's year 2002 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Board of the Company to review Sysco's policies with respect to food products containing genetically engineered ingredients and to report to shareholders on the outcome of this review.

Rule 14a-8(i)(3)

The Company has attempted to argue that the Proponents' shareholder proposal is excludable because it is "inherently vague and indefinite" and cites in support of its position the Staff's ruling in *Philadelphia Electric Company* (July 30, 1992). That letter is inapposite. An exclusion because of vagueness can arise only if the proposal itself, as was true in the *Philadelphia Electric* letter, is vague. It cannot arise from any vagueness in the supporting statement. This is clear from the Staff's formulation of the exclusion, namely that shareholders would not know what they were voting on, and directors would not know how to implement the proposal. This can arise only from uncertainty in the proposal itself, not from any vague statements which might appear in a supporting statement. The remedy for any statement in the supporting statement which is so inherently vague as to be misleading is to exclude that specific sentence from the proposal, not to exclude the proposal itself. There is no authority for the Company's bald assertion that an entire proposal may be excluded if some sentences in the supporting statement are either vague or misleading.

Furthermore, the Company has failed to establish that any of the statements about which it complains are in fact either vague or misleading.

1.

The Company's first point illustrates that its arguments are mere graspings at straws. Sysco claims that many of the bullet points in the first paragraph pertain to "uncertainty regarding the impact of genetically engineered products" rather than to "potentially harmful effects" of such products. On the contrary, the first five bullet points exactly support the introductory title which states that "there are indicators" that such products "MAY be harmful to humans, animals or the environment". (Emphasis supplied.) For example, with respect to the second bullet point, a statement that certain toxins are building up in soil with uncertain consequences would appear to be precisely an "indicator" that genetically engineered products "may be harmful to . . . the environment". Similarly, with respect to the third bullet point, a United States government study which found gaps in regulatory coverage with respect to allergens would appear to be precisely an "indicator that genetically engineered . . . products may be harmful to humans". In a like manner, the United States government study referred to in the fourth bullet calls for "significantly more" testing on the environmental effect of such products, which would most assuredly appear to be an "indicator" that such agricultural products "MAY be harmful to . . . the environment". Finally (Sysco concedes the first and fifth bullet points), the fact that companies spent hundreds of millions of dollars on a recall of products made with genetically engineered corn which had not been approved for human consumption would surely appear to be wholly consistent with a concern that such products may be harmful for humans (after all, the United States government had specifically refused approval of the genetically engineered corn involved in the recall because it was concerned that it might contain allergens which are harmful to humans).

In short, Sysco's first argument is a makeweight entitled to no weight.

2.

The Company's second argument is no more persuasive. The bullet point more than adequately describes the proposed European Union regulations, including the proposed date of implementation. It is absurd to argue that the proponent should give a timetable for the promulgation of the regulations, rather than their proposed effective date. We are confident that the Staff would not deem to be misleading a description of a proposed SEC regulation because the proponent had failed to guess when it might be promulgated. Similarly with respect to the EU proposal. Nor can a proponent, limited to 500 words, give the full text or all the minute details of a proposed regulation. Nevertheless, were the Staff to so request, the Proponents would be pleased to add any details the Staff deems necessary (although none would appear to be needed) and/or to give a citation to the text of the proposed regulation.

3.

Whether or not Sysco sells pharmaceutical products is irrelevant. What is relevant is that it sells corn products. If the farmer grows genetically engineered pharmaceutical corn in field A and other corn in field B, which B field corn goes into products sold by Sysco, the concern is that the field B corn, sold by Sysco, may be contaminated by field A corn. Consequently, contrary to the Company's contention, the Proponents' statement is, most assuredly, relevant to Sysco's business.

4.

A.

The following appears on page F-18 of the 20-F for the year ended December 31, 2000, of Gruma SA describing the results of contamination of flour for human consumption with Starlink, a genetically engineered corn, at its Plainview, Texas, plant:

> In September 2000, the Company learned that some products made with yellow corn flour manufactured by the Company were found to contain traces of Starlink DNA, indicating that the products may have contained Starlink. Starlink is a genetically modified organism approved by U.S. government agencies for animal

> feed, but not for human consumption. Shortly thereafter, the Company voluntarily recalled all of their yellow corn products and ceased manufacturing products made with yellow corn. During the voluntary product recall, the Company incurred significant costs primarily related to raw material and finished goods inventories on hand that will not be sold for human consumption, return of yellow corn products sold to customers for credit or replacement with white corn products, unusable packaging material, laboratory testing fees and other legal and consulting fees. The Company also has outstanding commitments to purchase yellow corn amounting to U.S.$13,154 (Ps.126,278) [figures are in thousands] at December 31, 2000. . . .
>
> As a result of possible Starlink contamination, a number of lawsuits against the Company and other defendants have been filed in which the plaintiffs allege some damage from buying yellow corn products that are suspected to have contained Starlink. These plaintiffs are seeking to have their claims certified as class actions.

B.

The Grocer, an industry publication, in its issue of November 11, 2001, stated that the cost of the Starlink recall has been estimated in the hundreds of millions of dollars. The article in that publication stated:

> Testing, recalling and replacing products containing the banned biotech corn StarLink could cost US food companies hundreds of millions of dollars.
>
> Almost 300 products are being recalled from supermarkets and foodservice outlets after it emerged the corn, which has only been approved for animal feed and industrial purposes, has found its way into taco shells, tortilla chips and tostados on sale at Wal-Mart, Safeway, Albertson's, Kroger and Food Lion.

C.

The opening paragraph in a story, which appeared in the January 9, 2001, edition of *The Toronto Star* reported:

> The StarLink controversy in the United States could cost the food industry billions of dollars and has thrown the future of genetically modified foods into doubt, a report by a food industry consultant says.

The consultant referred to is Don Westfall of Promer International, a consultant to the food industry whose website lists numerous clients, including, *inter alia*, Aventis, ConAgra, General Mills, Heinz, Kellogg, Monsanto, Nabisco and Quaker Oats.

The article also stated:

France-based Aventis said it would spend $100 million (U.S.) buying back the corn from farmers and food companies.

D.

The website of the Agroecology/Sustainable Agriculture Program at the University of Illinois (part of the College of Agricultural, Consumer and Environmental Sciences at the University) states:

In mid-January 2001 Aventis CropScience agreed to continue its compensation of growers for their StarLink corn and adjacent buffer-zone corn. It also agreed to compensate growers whose corn was affected by drifting StarLink pollen. Additionally, growers may be reimbursed for "excess transportation or storage costs" beyond those of feeding affected grain on-farm. This agreement, which was reached by Aventis and attorneys general from 17 states, including Illinois, does not prevent farmers or other individuals from suing the company. However, it does give state officials the opportunity to intervene if Aventis fails to follow through with its promises. (See "What options are available to farmers who grew StarLink?" for more information.) Industry analysts estimate that this will cost Aventis CropScience from $100 million to $1 billion.

E.

In its edition of November 3, 2001, the opening sentence of an article in The Wall Street Journal stated:

The recall of StarLink genetically modified corn could cost companies all along the food chain hundreds of millions of dollars as they attempt to find, retrieve and replace products that used the corn.

The report went on to say:

French pharmaceutical concern Aventis estimates that it will spend from $ 100 million to $ 1 billion on the 25 cents-per-bushel "service fee" to buy the StarLink crop back from growers. "But it's still not clear how that cost will be divided between Aventis, the seed companies who licensed the StarLink technology and insurers for everybody involved," said Gerhard Waitz, a company spokesman.

A subsequent paragraph also stated:

Tricon Global Restaurants Inc. said October same-store sales fell 12% at its Taco Bell chain, partly because of the StarLink recall.

F.

The effect on Tricon was also noted in an article (Reuters dateline) that appeared in The New York Times on June 9, 2001:

> Tricon Global Restaurants Inc., the owner of the Taco Bell, KFC and Pizza Hut restaurant chains, said yesterday that the owners of Taco Bell franchises would be paid $ 60 million to make up for business that was lost when a scare related to genetically modified corn turned away consumers. Tricon and an association representing the franchisees reached an agreement with the suppliers of the company's taco shells. The accord calls for the suppliers to compensate the franchisees with an amount based on the number of restaurants each owns. Tricon, which is forgoing payment for its company-owned Taco Bell units, did not identify the suppliers.

G.

A similar report with a Bloomberg News dateline appeared on the same date in The Dallas Morning News:

> Tricon Global Restaurants Inc. said Friday that its suppliers have agreed to pay Taco Bell franchisees $ 60 million for sales lost after a recall last year of taco shells containing genetically altered corn.

H.

The Grand Forks Herald, in an article on September 18, 2001, datelined Des Moines, Iowa, stated:

> The developer of StarLink corn has paid $ 9.2 million in premiums and compensation to Iowa elevators and farmers who lost money when the unapproved corn variety was found in the grain supply. Payments by StarLink's maker, Aventis CropScience, could top $ 10 million, said Steve Moline, an assistant Iowa attorney general told The Des Moines Register in a copyright story. On average, Iowa farmers have received $ 5,528 and elevators $4,616 for StarLink claims. Given the discounts in the market that developed for StarLink corn, the payments are right where we expected them to be, Moline said. . . .More than 400 Iowa claims still await payment. Aventis CropScience officials have declined to say how much has been paid to the 17 states where claims have been made. However, the parent company Aventis SA took a charge of $ 90 million in its fourth quarter last year to cover the cost of the StarLink recall. Attorneys general from Oklahoma, Alabama, Connecticut, Illinois, Kentucky, Maryland, Michigan, Minnesota, Missouri, Nebraska, New Mexico, North Dakota, Ohio, South Dakota and Tennessee had filed claims.

I.

The Associated Press reported on February 27, 2001:

> Aventis officials decline to say how much has been paid in compensation, but Aventis SA, the French drug maker that owns Aventis CropScience, took a charge of $ 90 million in its fourth quarter last year to cover costs from the StarLink recall.

J.

An article in The New York Times on December 11, 2000, entitled "Gene-Altered Corn Changes Dynamics of Grain Industry", which carried a Cedar Rapids, Iowa, dateline, stated that the Starlink "controversy could cost the company [Aventis] several hundred million dollars".

K.

The February 19, 2001, edition of Fortune magazine stated that "Aventis executives don't argue with assertions that the debacle may cost the company hundreds of millions of dollars".

L.

The Star Tribune (Minneapolis) on April 30, 2001, stated:

> The costs of sorting StarLink out of last year's harvest haven't been tallied, but experts estimate they also will run hundreds of millions of dollars in Minnesota.

M.

Statements that the recall would cost "hundreds of millions of dollars" have also appeared in The News and Observer (Raleigh, N.C.) on November 16, 2000 and The Wall Street Journal on November 3, 2000.

The above authorities indicate that the Starlink recall cost Aventis alone several hundred million dollars, a fact that is not denied by Aventis officials. (See item K above.) Indeed, The Wall Street Journal of November 3, 2001 states that the cost to Aventis could go as high as a billion dollars just in buying Starlink corn from farmers. Also identified above are costs incurred by restaurants, such as Tricon, where its franchisees were paid $60 million for loss of business. (See items F and G above.) This did not include damages suffered by Tricon itself from loss of business at its directly owned restaurants. In light of the above references to costs to the flour miller (Gruma) and to the developer of the GE seed (Adventis), as well as to other industry participants, it is clear that the Proponents statement is not misleading.

Furthermore, an almost identical argument made by another issuer was rejected by the Staff earlier this year. *The Kroger Company* (April 12, 2002).

5.

We do not believe that the statement implies that all large retailers have banned genetically engineered foods. However, many of the large European chains have one so, including, in England, J. Stansbury, Marks & Spencer and Tesco; in France, Carrefour, Auchan and Systeme U; in Germany, Rewe, Edeka, Aldi and Tengelmann; in Switzerland, Migros; in Belgium, Delhaize; in Ireland, Superquinn; and in Italy, Effelunga. If the Staff were to so request we would be willing to preface the sentence with the words "Many of".

We do not believe that it is necessary for the proposal to enumerate, or otherwise describe, these stores, but if the Staff were to disagree, we would be pleased to conform the proposal to the Staff's view.

We note that an almost identical argument made by another issuer was rejected by the Staff earlier this year. *The Kroger Company* (April 12, 2002).

6.

The Company does not deny the truth of the matter asserted. Thus, the statement cannot be deemed to be false or misleading (or vague, the general allegation made against all of the questioned statements). Apparently Sysco would prefer that the Proponents write an essay on this matter. Rule 14a-9 does not so require.

7.

A reasonably intelligent shareholder reading the proxy statement should have no trouble understanding the references to the BioSafety Treaty. We are disappointed that the Company apparently does have difficulty. It is obvious that the Treaty is not yet in effect. ("*Upon ratification* by 50 countries" it "*will* require. . . ") As to when it will become effective: it should be clear to anyone with even a modicum of intelligence that it will become effective when ratified by 50 countries. If the Company is unable to understand the difference between signing a treaty and ratifying one, we suggest that they study Article II, Section 2, clause 2 of the Constitution of the United States of America.

8.

We believe that it is apparent that resistance to genetically modified foods is the reason why governments have required labeling. Labeling requirements are appropriately listed as manifestations of resistance to genetically engineered foods. If the Staff were to disagree, we would be more than willing to move the two bullets so that they sand alone.

9.

Over a dozen polls in the U.S. show that about 70-93% of people surveyed want GE food to be labeled as such.

1. "[N]inety percent of American consumers say that foods created through genetic modification should have special labels on them," Rutgers University press release, November 15, 2001. Bill Halman, et. al., Rutgers University Food Policy Institute, "Consumer Perceptions of Genetically Modified Foods" http://aesop.rutgers.edu/www/news/pressreleases/2001/1115-biotechnology.html

2. "An ABCNEWS.com opinion poll finds that 93% of people think the government should require labels on genetically modified food," (ABCNEWS.com, June 19, 2001) http://abcnews.go.com/sections/scitech/DailyNews/poll010619.html

Citations for the other opinion polls below came from the following two sources: Center for Food Safety, "Compilation and Analysis of Public Opinion Polls on Genetically Engineered (GE) Foods," August 2000, http://www.centerforfoodsafety.org/facts&issues/polls.html, based in part on the earlier report by Consumer Policy Institute/Consumers Union, "Summary of Public Opinion Surveys Related to Labeling of Genetically Engineered Foods," June 1999, http://www.consumersunion.org/food/summpollny699.htm

3. 86% of Americans think that the government should require the labeling of all packaged and other food products stating that they include corn, soy or other products which have come from genetically modified crops (Harris Poll, June 2000).

4. 79% of Americans said it should not be legal to sell genetically modified fruits and vegetables without special labels (USA Today, February 2000).

5. 86% of Americans want labels on genetically engineered foods (International Communications Research, March 2000).

6. 81% of Americans think the government should require genetically engineered food products to be labeled. (MSNBC Live Vote Results, January 2000).

7. Over 80% of Americans support the right of the European Union and Japan to require the labeling of genetically engineered food imported from the United States.

(University of Maryland Center for the Study of Policy Attitudes, et al., November 1999)

8. 92% of Americans support legal requirements that all genetically engineered foods be labeled.
(BSMG Worldwide for the Grocery Manufacturers of America, September 1999).

9. Almost 70% of Americans think the U.S. government should require more extensive labeling of ingredients in genetically engineered food.
(Edelman Public Relations Worldwide in Bloomberg News, September 1999)

10. 81% of American consumers believe GE food should be labeled.
(Time magazine, January 1999).

11. 93% of women surveyed say they want all GE food clearly labeled.
(National Federation of Women's Institutes, 1998).

12. 93% of Americans who responded to a Novartis survey agree that GE foods should be labeled as such. 73% of those agree strongly with the position. (Novartis, February 1997).

13. 92% of 36,000 polled say they want GE food labeled, with a 94% pro-labeling response from women and an 84% pro-labeling response from men. (Vance Publishing, in Food R&D, February 1995).

14. 85% of those polled thought that labeling of products of genetically engineering was "very important." (Report to Extension Service, USDA, T.J. Hoban, and P.A. Kendall. 1992. A survey of consumer attitudes about the use of biotechnology in agriculture and food production.)

In light of the above, there can be not a scintilla of doubt as to the accuracy of the Proponents' statement. We do not believe that it is practical to give the citations in the limited space of a supporting statement, but would be pleased to insert whatever citations the Staff deem appropriate.

10.

All the non-dated information is current, with the sole possible exception of the polling data referred to in the preceding item. If the Staff were to so request, we would be pleased to insert the years 1997-2001 for the polling data (the dates for the first dozen polls cited above).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru August 13) 505-982-4127 or, thereafter, at 207-596-6056 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same numbers on the same dates. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address after August 14 (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: B. Joseph Alley, Jr., Esq.
All proponents
Margaret Weber
Sister Pat Wolf

To: Anita Klein; James R Budge
Fax: (202) 942-9525

Proven Strategies on "Managing for RESULTS" in Law Enforcement

2002 Law Enforcement Training Series

Presented by: The Law Enforcement Development Center
The Performance Institute, Arlington, VA

OFFICER ACCOUNTABILITY & MANAGEMENT

September 18-19, 2002

Dear Law Enforcement Professional:

As law enforcement agencies continue to experience increased scrutiny from the press and public, agency performance and officer accountability have never been more important. In fact, federal management initiatives are beginning to spread to state and local governments, requiring law enforcement agencies to measure and report performance to determine future budget considerations. To explore best practices, lessons learned and cutting edge ideas for measuring and improving law enforcement performance and accountability, you are invited to attend the *2002 Training Series on Performance Measurement and Accountability for Law Enforcement Agencies: Officer Accountability and Management* being held September 18-19, 2002 at the Performance Institute Training Center in Arlington, VA

Internal Controls and Early Warning Systems

- Essential Elements of Internal Controls in Managing Accountability
- How Early Warning Systems Curb Liability and Contribute to High Performance
- U.S. Department of Justice Investigations: Why Early Systems Are Recommended

Personnel Management Systems and Internal Affairs Investigations

- Police Management and Accountability: Empowering Supervisors and Line Officers
- In-Depth Corruption Case Study of the New Orleans Police Department: 1994-2000 History, Causes and Solutions

Join us as we design new methods and techniques in measuring performance and enhancing accountability in law enforcement! Space will be limited for this event so be sure to contact us right away. Please register yourself and your team today by calling 703-894-0481 or visit us on-line at www.PerformanceWeb.org

KEY REASONS THIS IS THE 'CAN'T MISS' LAW ENFORCEMENT TRAINING SERIES TO ATTEND:

- ACQUIRE ACCURATE DATA TO EFFECTIVELY MANAGE THE PERFORMANCE OF EXISTING AND NEW PROGRAMS
- RE-ALLOCATE RESOURCES EFFICIENTLY AND COST-EFFECTIVELY
- IMPROVE COMMUNICATIONS AND COORDINATION WITH ALL LEVELS OF YOUR AGENCY
- DEVELOP AN OBJECTIVE FRAMEWORK FOR ASSESSING AND EVALUATING EMPLOYEE PERFORMANCE
- INCREASE YOUR COMMUNITY'S CONFIDENCE IN YOUR AGENCY BY IMPROVING YOUR ACCOUNTABILITY AND INTEGRITY MEASUREMENTS

Have Questions? Want to See a Complete Agenda?
Please call the Performance Institute at (703) 894-0481 or visit us at
www.performanceweb.org

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sysco Corporation
Incoming letter dated July 2, 2002

The proposal requests that the board report on Sysco's policies relating to food products containing genetically engineered ingredients to identify the risks, financial costs and benefits, and environmental impacts of the continued use of GE-ingredients in products sold under Sysco's brand names or private labels.

There appears to be some basis for your view that Sysco may exclude the Dominican Sisters of Hope and Mercy Consolidated Asset Management Program as co-proponents under rule 14a-8(f). We note your representation that they failed to supply, within 14 days of receipt of Sysco's request, documentary support evidencing that they satisfied the minimum ownership requirements imposed by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sysco omits the Dominican Sisters of Hope and Mercy Consolidated Asset Management Program as co-proponents from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Sysco may exclude the remaining proposal in its entirety under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- Delete the sentence that begins "GE-crops grown for. . ." and ends ". . . adversely effect human health"; and

- Provide factual support for the statement that begins "Labeling of GE foods is . . ." and ends ". . . opinion polls in the U.S." in the form of a citation to a specific source.

Accordingly, unless the proponents provide Sysco with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Sysco omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel